UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

IGI LABORATORIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

449575109

(CUSIP Number)

Frank Gerardi

c/o Univest Management Inc. EPSP

149 West Village Way

Jupiter, FL 33458

Telephone: (561) 748-7230

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy To:

Brian Katz

Pepper Hamilton, LLP

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

June 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ð

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Frank Gerardi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,403,372*
		8	SHARED VOTING POWER 0*
		9	SOLE DISPOSITIVE POWER 2,403,372*
		10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,403,372*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%**
14	TYPE OF REPORTING PERSON IN

*Includes 2,399,926 shares of IGI Laboratories, Inc. (the "Issuer") held by Univest Management Inc. Employee Profit Sharing Plan (the “Profit Sharing Plan.”). Mr. Gerardi serves as the Trustee of such plan and all shares owned by such plan are for the benefit of Mr. Gerardi. Mr. Gerardi possesses sole power to vote and direct the disposition of all of the securities of the Issuer held by the Profit Sharing Plan.

** Based on 17,706,215 outstanding shares of the Issuer’s common stock, net of treasury stock, as of May 11, 2010.

1	NAME OF REPORTING PERSON Univest Management Inc. Employee Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,399,926
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 2,399,926
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,399,926
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%*
14	TYPE OF REPORTING PERSON EP

* Based on 17,706,215 outstanding shares of the Issuer’s common stock, net of treasury stock, as of May 11, 2010.

SCHEDULE 13D - Amendment No. 7

This Amendment No. 7 to the Schedule 13D is being filed by Frank Gerardi and the Univest Management Inc. Employee Profit Sharing Plan (“Profit Sharing Plan”). Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, previously filed with the Securities and Exchange Commission.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

From March 20, 2009, through the date hereof, the Profit Sharing Plan purchased 254,899 shares of common stock for aggregate consideration of approximately $248,190.

The aggregate consideration paid for all 2,403,372 outstanding shares reported on this Schedule 13D, as amended, is approximately $2,335,922.

The source of the funds for the foregoing transactions was Mr. Gerardi’s personal funds and/or the Profit Sharing Plan’s funds. Other than as stated above, all purchases were made on the open market through a broker.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety and replaced with the following:

(a) Mr. Gerardi beneficially owns 2,403,372 shares of common stock, representing approximately 13.5% of the Issuer’s outstanding common stock, based on 17,706,215 outstanding shares of the Issuer’s common stock, net of treasury stock, as of May 11, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed on May 17, 2010. The Profit Sharing Plan beneficially owns 2,399,926 shares of common stock, representing approximately 13.5% of the Issuer’s common stock outstanding.

(b) Mr. Gerardi has sole power to vote or direct the voting and dispose or direct the disposition of all of the shares described in Item 5(a), individually and as trustee of the Profit Sharing Plan. The Profit Sharing Plan, through Mr. Gerardi, has sole power to vote or direct the voting and dispose or direct the disposition of the 2,399,926 shares of common stock.

(c) During the last sixty days, Mr. Gerardi, through the Profit Sharing Plan, has made the following purchases of the Issuer’s common stock on the dates indicated:

Date	Number of Shares	Price Per Share (Unless Otherwise Indicated)	Acquiror

05/04/10	100	$1.03	Profit Sharing Plan
05/06/10	400	$1.00	Profit Sharing Plan
05/06/10	200	$0.95	Profit Sharing Plan
05/06/10	1,500	$0.94	Profit Sharing Plan

05/07/10	300	$1.00	Profit Sharing Plan
05/07/10	300	$0.98	Profit Sharing Plan
05/07/10	200	$0.95	Profit Sharing Plan
05/07/10	200	$0.96	Profit Sharing Plan
05/11/10	500	$0.92	Profit Sharing Plan
05/11/10	100	$0.98	Profit Sharing Plan
05/11/10	300	$0.94	Profit Sharing Plan
05/11/10	100	$0.91	Profit Sharing Plan
05/12/10	400	$0.95	Profit Sharing Plan
05/11/10	100	$0.98	Profit Sharing Plan
05/14/10	200	$1.01	Profit Sharing Plan
05/18/10	100	$1.03	Profit Sharing Plan
05/18/10	3,360	$1.00	Profit Sharing Plan
05/18/10	500	$0.99	Profit Sharing Plan
05/19/10	300	$1.03	Profit Sharing Plan
05/19/10	3,100	$1.00	Profit Sharing Plan
05/19/10	5,200	$0.99	Profit Sharing Plan
05/20/10	200	$1.00	Profit Sharing Plan
05/20/10	200	$0.98	Profit Sharing Plan
05/21/10	100	$1.00	Profit Sharing Plan
05/21/10	100	$0.98	Profit Sharing Plan
05/24/10	500	$0.98	Profit Sharing Plan
05/24/10	500	$0.99	Profit Sharing Plan
05/24/10	300	$1.00	Profit Sharing Plan
05/25/10	200	$0.96	Profit Sharing Plan
05/25/10	400	$0.97	Profit Sharing Plan
05/25/10	500	$0.99	Profit Sharing Plan
05/25/10	200	$1.00	Profit Sharing Plan
05/26/10	700	$1.02	Profit Sharing Plan
05/26/10	800	$0.98	Profit Sharing Plan
05/26/10	4,100	$0.99	Profit Sharing Plan
05/26/10	50,100	$1.00	Profit Sharing Plan
05/26/10	2,000	$1.01	Profit Sharing Plan
05/27/10	700	$1.03	Profit Sharing Plan
05/27/10	200	$1.04	Profit Sharing Plan
05/27/10	70	$1.00	Profit Sharing Plan
05/27/10	1,100	$1.01	Profit Sharing Plan
05/28/10	500	$1.01	Profit Sharing Plan
06/01/10	1,300	$1.01	Profit Sharing Plan
06/01/10	3,000	$1.00	Profit Sharing Plan
06/01/10	500	$0.99	Profit Sharing Plan
06/01/10	8,042	$0.98	Profit Sharing Plan
06/03/10	6,100	$1.00	Profit Sharing Plan
06/04/10	300	$1.00	Profit Sharing Plan
06/07/10	300	$1.00	Profit Sharing Plan
06/07/10	1,300	$0.98	Profit Sharing Plan
06/08/10	600	$0.98	Profit Sharing Plan
06/08/10	600	$0.99	Profit Sharing Plan
06/08/10	1,600	$1.00	Profit Sharing Plan
06/08/10	400	$1.01	Profit Sharing Plan
06/08/10	600	$1.03	Profit Sharing Plan
06/10/10	1,200	$0.99	Profit Sharing Plan
06/10/10	500	$1.00	Profit Sharing Plan
06/10/10	100	$0.99	Profit Sharing Plan
06/11/10	600	$0.98	Profit Sharing Plan
06/14/10	100	$1.00	Profit Sharing Plan

06/15/10	9,700	$0.98	Profit Sharing Plan
06/15/10	3,500	$0.99	Profit Sharing Plan
06/15/10	2,000	$1.00	Profit Sharing Plan
06/16/10	7,127	$1.00	Profit Sharing Plan
06/17/10	600	$1.00	Profit Sharing Plan
06/18/10	100	$1.02	Profit Sharing Plan
06/21/10	100	$1.02	Profit Sharing Plan
06/22/10	900	$1.00	Profit Sharing Plan
06/23/10	500	$1.00	Profit Sharing Plan
06/23/10	200	$0.99	Profit Sharing Plan
06/24/10	100	$1.03	Profit Sharing Plan
06/24/10	200	$1.00	Profit Sharing Plan
06/28/10	26,700	$1.00	Profit Sharing Plan
06/28/10	6,500	$0.99	Profit Sharing Plan
06/29/10	5,600	$1.00	Profit Sharing Plan
06/29/10	3,700	$0.99	Profit Sharing Plan
06/30/10	2,500	$1.00	Profit Sharing Plan
07/01/10	200	$1.03	Profit Sharing Plan
07/01/10	600	$1.00	Profit Sharing Plan
07/01/10	2,500	$0.99	Profit Sharing Plan
07/02/10	700	$1.01	Profit Sharing Plan
07/02/10	400	$1.00	Profit Sharing Plan
07/06/10	300	$1.03	Profit Sharing Plan
07/06/10	700	$1.01	Profit Sharing Plan
07/06/10	500	$1.00	Profit Sharing Plan
07/07/10	300	$1.02	Profit Sharing Plan
07/07/10	700	$1.01	Profit Sharing Plan
07/07/10	800	$1.00	Profit Sharing Plan
07/08/10	100	$1.03	Profit Sharing Plan
07/08/10	1,800	$1.01	Profit Sharing Plan
07/08/10	400	$1.00	Profit Sharing Plan

(d) – (e) Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2010

/s/ Frank Gerardi
Frank Gerardi

Univest Management Inc. Employee Profit Sharing Plan

By: /s/ Frank Gerardi
Trustee